24001048

SEC Mail Processing
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 29 2024

Washington, DC

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SEC FILE NUMBER
8-69661

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Easterly Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

138 Conant Street, Suite 1000
(No. and Street)

Beverly	MA	01915
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Smith	516-782-1466	esmith@easterlyam.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Easterly Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LOIS A. CULICELLI
Notary Public, State of New York
No. 01CU6212919
Qualified in Nassau County
Commission Expires ~~February 1, 20~~ 3/31/26

Notary Public 3/20/2024

Signature: 3/20/2024

Title:
FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of Easterly Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Easterly Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Easterly Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Easterly Securities, LLC's management. Our responsibility is to express an opinion on Easterly Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Easterly Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as Easterly Securities, LLC's auditor since 2023.
Assurance Dimensions
Margate, Florida
March 28, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

EASTERLY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023

ASSETS		
Cash	$	118,914
Due from member		193,161
Prepaid expenses		10,157
TOTAL ASSETS	**$**	**322,232**
LIABILITIES AND MEMBERS EQUITY		
Accounts payable and accrued expenses	$	46,222
TOTAL LIABILITIES	**$**	**46,222**
MEMBER EQUITY	$	276,010
Total Liabilities and Member Equity	**$**	**322,232**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF THE BUSINESS ACTIVITY

Easterly Securities LLC (the "Company") was organized on July 6, 2015 as a Delaware limited liability company. The Company began its operations as a broker-dealer on February 29, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The Company provides placement and advisory services to its clients. The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

On November 13, 2017, the limited liability company agreement was amended and restated to admit EPG Holdings LLC ("EPG Holdings") as a new member and as the managing member of the Company. Prior to this date, the Company was a wholly owned subsidiary of Easterly Partners Group LLC ("Easterly Partners" or the "Member"). EPG Holdings LLC and Easterly Partners Group LLC (together, the "Members") are majority owned by Easterly LLC (the "Members' Parent"). On October 1, 2020, Easterly Asset Management LP ("EAM") assumed all of EPG Holdings' and Easterly Partners' interests in the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Refer to Note 6 for the Company's description of the expense sharing agreement between the Company and Easterly Partners.

Income Taxes

The Company's members have consented to the Company's election to be treated as a limited liability company under the Internal Revenue Code. As a limited liability company, the earnings and losses of the Company are included in the tax return of its Members and passed through to their members and, accordingly, no provision for federal or state income taxes has been included in the financial statements.

US GAAP requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. The Company has determined that there are no material uncertain tax positions which require adjustments or

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

disclosure on the financial statements. The Company remains subject to tax examinations for all periods subsequent to 2019.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company recognizes when (or as) performance obligations are satisfied by transferring control of the performance obligation to a customer. Control of a performance obligation may transfer to the customer either at a point in time or over time depending on an evaluation of the specific facts and circumstances of each contract, including the terms and conditions of the contract as agreed with the customer, as well as the nature of products or services to be provided.

Some Company contracts contain a combination of product sales and services, which are distinct and accounted for as separate performance obligations. The Company's performance obligations for services are satisfied when the services are rendered within the arranged service period.

The Company earns revenue by way of fees for ongoing financial advisory services, placements and retainers.

Financial advisory services fees are paid to the Company by asset managers in exchange for ongoing strategic, structural and other input and advice as may be necessary and marketing and placement services. This may include direct services related to the operations of the marketing and sales teams to optimize performance and visibility of the asset managers' products. Such fees are fully recognized during the period the services are performed.

Placement fees are owed to the Company on the closing of a private placement transaction. The amount of the fee is typically stipulated in the Company's agreement with the client and is generally calculated as a percentage of the size of the relevant investment or as a fixed fee. Placement fees are recognized when the relevant capital raise transaction is closed.

Retainer fees are either up-front payments paid in consideration of the engagement by the client of the Company or fees which are in respect of a defined period, which range from a single payment to recurring

payments. Such periods vary in length. In the case of retainer payments linked to specified time periods, fees are considered earned when the services are performed and are recognized ratably over the period

covered by the retainer fee. The Company recognizes non-refundable retainer fees which are not linked to a specified time period when earned.

Fees received in advance of the period which they are earned are recorded by the Company as deferred revenue. Such fees are recognized as revenue in the periods they are earned. The Company did not have deferred revenue fees as of December 31, 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables and Allowance for Doubtful Accounts

Credit losses:
On January 1, 2023, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments* (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company did not have any such credit losses on December 31, 2023.

Receivables:
Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2023 no allowance was deemed necessary by management. There were no write-offs of uncollectable amounts recognized during 2023.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 3 – CONCENTRATIONS AND CREDIT RISK

Concentrations

During the year ended December 31, 2023, the Company generated approximately $58,265 (100%) from one client.

As of December 31, 2023, the Company had no receivables from clients.

Credit Risk

The Company maintains accounts in several financial institutions. These bank accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit of $250,000. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal. As of December 31, 2023 the Company did not have any cash in excess of insured limits.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of the greater of $5,000 or 6-2/3% of the aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had a net capital and net capital requirement of $72,692 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 64% at December 31, 2023.

Under its rules, FINRA may prohibit a member firm from expanding its business or making distributions if the resulting net capital would be less than five percent (5%) of aggregate debit balances. Advances to affiliates, repayments of subordinated debt, distributions and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

NOTE 5 - EXEMPTION UNDER 15C3-3

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement (ESA) with EAM under which EAM allocates direct operating expenses to the Company. The allocated expenses are primarily employee costs, office occupancy expenses, and other operating overhead expenses. The ESA also allows for the parent to make contributions to offset the Company's expenses.

During 2023, the Company had no distributions to EAM.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to the expense sharing agreement with Easterly Asset Management, may not necessarily

be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 7 - FAIR VALUE

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivable and accounts payable.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, customer complaints may arise. Some of these complaints may lead to civil actions The Company does not have any other pending litigation as of December 31, 2022.

Indemnification

The Company enters into agreements with each client and as is standard business practice, it may provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally may indemnify them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into as part of normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between January 1, 2024 and March 28, 2024, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no subsequent events.

NOTE 10 – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2023.